Skadden, Arps, Slate, Meagher & Flom llp

FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 27, 2013
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VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Nolan, Senior Assistant Chief Accountant

Re:      BankUnited, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Response Dated August 2, 2013
File No. 001-35039

Dear Mr. Nolan:

On behalf of BankUnited, Inc. (the “Company”), we are submitting this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 13, 2013, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Commission on February 25, 2013 (the “10-K”).

For the Staff’s convenience, the Staff’s comment has been reproduced below in italics, with the response to a particular bullet set out immediately under the bullet. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Staff’s comment letter. Capitalized terms used but not defined herein have the meanings given to them in the 10-K.

Securities and Exchange Commission
August 27, 2013

Form 10-K for Fiscal Year End December 31, 2012

Note 5. Loans and Allowance for Loan and Lease Losses, page F-39

1.	Please refer to your response to comment 1 of our July 23, 2013 letter and address the following:

•
We note the reference to ASC 310-30-35-15 in your June 21, 2013 response and your reference to an annualized level yield assumption in your August 2, 2013 response. Please clarify for us how you have interpreted the guidance in ASC 310-30-35-15 when removing loans from pools, including at what amounts the loans are removed from the pools (i.e., relative carrying value, actual carrying value or a calculated carrying) and how the yield does not change after a loan is removed from the pool. Please respond to this comment using the same representative examples (i.e. pools with a zero balance and pools without a zero balance) that are in your August 2, 2013 response.

Response:

Cash flows for each pool of ACI loans are estimated by pool such that there is no specific information on the carrying value and cash flows related to any particular loan within a pool. ASC 310-30 does not provide guidance on how to determine the carrying value of a loan removed from a pool. The Company removes a loan from a pool based on the pro rata allocation approach referred to in AICPA Technical Practice Aid Section 2130.32. Under this method, which has been applied consistently from day one, an allocation of carrying value to the loan on a pro rata basis is used to account for resolutions so as to achieve the goal of not impacting the accounting for the remaining pool (i.e. not impacting the yield). The allocation of carrying value to the loan, illustrated formulaically below, is calculated by taking one minus the nonaccretable discount, or expected loss, for the pool as a percentage of the UPB of the pool as of the last cash flow reforecast and multiplying by the UPB of the resolved loan at the time of resolution.

The loan pool is reduced at resolution by the pro rata allocated carrying value described in the foregoing such that the yield on the remaining loans in the pool remains unchanged.

Securities and Exchange Commission
August 27, 2013

Illustration of the removal of loans from a pool with a positive carrying value if cash flows occur as expected:

At the Staff’s request, the Company is using the representative example from the Company’s August 2, 2013 response to the Staff’s letter dated July 23, 2013 to illustrate how the yield does not change after a loan is removed from the pool at an allocated carrying value.  Table 1 from the Company’s August 2, 2013 response, reproduced below for the Staff’s convenience, presents an overview of the assumptions used in the example:

Table 1 – Original Expectations
Contractual cash flows	$1,000
Nonaccretable difference	$(450)
Expected cash flows	$550
Accretable yield	$(400)
Carrying value	$150
Nonaccretable discount percentage	45%
Accretion rate	81%

Expected sale UPB	$545
Expected cash flow from sale	$300
Expected annual UPB of resolutions	$91
Expected annual cash flow from resolutions	$50

Table 2, reproduced below from the Company’s August 2, 2013 response for the Staff’s convenience, presents expected cash flows, expected loss, and expected changes in UPB by year, as well as the impact on carrying value of the pool by year if cash flows occur as originally expected over the life of the pool.

Securities and Exchange Commission
August 27, 2013

Table 2 – Cash Flow Forecast and Expected Rollforward of Carrying Value (1)
Year	Expected Cash Flows	Expected Loss	Change in UPB	Beginning Carry Value	Accretion (2)	CV of Resolved Loans	Ending Carrying Value
1	$50	$41	$91	$150	$122	$(50)	$222
2	$350	$286	$636	$222	$180	$(350)	$51
3	$50	$41	$91	$51	$42	$(50)	$43
4	$50	$41	$91	$43	$35	$(50)	$28
5	$50	$41	$91	$28	$22	$(50)	$0
Total	$550	$450	$1,000		$400	$(550)

(1)	Components may not sum due to rounding

(2)	Accretion is calculated by multiplying the yield of 81% by the beginning carrying value.

To illustrate how the yield does not change after a loan is removed from the pool at a pro rata allocation of carrying value, assume cash flows are collected as expected and illustrated in Table 2:

•	During the first year, the bank recognizes accretion of $122 and resolves $91 of UPB at a 45% loss, as expected.
•	The pool is reduced by $50, the allocated carrying value of the loans resolved during the period. $50 = (1 - 45%) * $91

The internal rate of return calculated using the cash flows from years 2 – 5 (year 2 - $350; year 3 - $50; year 4 - $50, and year 5 - $50) and the carrying value at the end of the first year ($222) is equal to 81%, unchanged from the yield expected at acquisition.  A similar exercise performed at the end of each year thereafter produces the same result: a yield of 81%, recalculated at each year end, unaffected by loan resolutions.

Illustration of the removal of loans from a pool with a positive carrying value if cash flows differ from expectations:

The yield of the remaining loans does not change after a loan is removed from the pool at a pro rata allocation of carrying value even if cash flows differ from expectations.  To illustrate, assume the following:

Securities and Exchange Commission
August 27, 2013

•	During the first year, the bank recognizes accretion of $122 and resolves $91 of UPB at a 45% loss, as expected.
•	During the second year, the bank recognizes accretion of $180 and resolves $91 of UPB at a 45% loss, as expected.
•	Additionally, in the second year, the bank sells $545 in UPB of loans for proceeds of $327. This equates to a 40% loss instead of the expected 45% loss.
•	The remaining loans are sold or otherwise resolved at a 45% loss, consistent with original expectations.

Table 2a presents actual cash flows, actual loss, and actual changes in UPB by year, as well as the impact on carrying value of the pool by year.

Table 2a – Actual Cash Flow and Actual Rollforward of Carrying Value (1)
Year	Actual Cash Flows	Actual Loss	Change in UPB	Beginning Carrying Value	Accretion	CV of Resolved Loans	Ending Carrying Value
1	$50	$41	$91	$150	$122	$(50)	$222
2	$377	$259	$636	$222	$180	$(350)	$51
3	$50	$41	$91	$51	$42	$(50)	$43
4	$50	$41	$91	$43	$35	$(50)	$28
5	$50	$41	$91	$28	$22	$(50)	$0
Total	$577	$423	$1,000		$400	$(550)

(1)	Components may not sum due to rounding

The internal rate of return calculated using the cash flows from years 3 – 5 (year 3 - $50; year 4 - $50, and year 5 - $50) and the carrying value at the end of the second year ($51) is equal to 81%, unchanged from the yield expected at acquisition, even though cash flows differed from expectations.  A credit to non-interest income is recognized in the amount by which proceeds exceed allocated carrying value, $27 in year 2 in this example.

Table 2b illustrates the accounting entries that would be made each year if cash flows occur as described in Table 2a above:

Securities and Exchange Commission
August 27, 2013

Table 2b – Accounting Entries Based on Actual Results (1)
Year	UPB (Cr) Dr	Nonaccretable Discount (Cr) Dr	Cash (Cr) Dr	Interest Income (Cr) Dr	Accretable Discount (Cr) Dr	Non Interest Income (Cr) Dr
1	$(91)	$41	$50	$(122)	$122	—
2	$(636)	$286	$377	$(180)	$180	$(27)
3	$(91)	$41	$50	$(42)	$42	—
4	$(91)	$41	$50	$(35)	$35	—
5	$(91)	$41	$50	$(22)	$22	—
Total	$(1,000)	$450	$577	$(400)	$400	$(27)

(1)	Components may not sum due to rounding

Removal of loans from a pool with a carrying value of zero:

Once the carrying value of a pool has been reduced to zero, an internal rate of return cannot be mathematically calculated, nor can a yield be applied to a pool with zero carrying value as any yield multiplied by zero equals zero.  As a result, once a pool is reduced to zero, the interest method of income recognition is no longer applied and the cash basis method of income recognition is applied.

•
Noting that the Loss Sharing Agreements with the FDIC provide reimbursement for loans sold under them and that the amounts of those covered sales are set forth in them, please tell us what consideration you gave to classifying the loans as held for sale upon acquisition given the scope requirements of ASC 310-30-15-2b.

Response:

As an initial point of clarification, the Loss Sharing Agreements do not set forth, or prescribe, the amount of covered loans to be sold. Rather, the Loss Sharing Agreements establish the maximum amount of loans that may potentially be sold annually, 2.5% of the covered loans based on the UPB at acquisition, without the express consent of the FDIC.  Any losses incurred from such loan sales are covered under the Loss Sharing Agreements.

Securities and Exchange Commission
August 27, 2013

The determination of appropriate classification of the covered loans as held for investment and the applicability of the scope requirements of ASC 310-30-15-2b were made at the time of acquisition.

The Company classifies a loan as held for investment when it has both the ability and the intent to hold the loan for the foreseeable future or until maturity or payoff, which was the Company’s intent with respect to the covered loans at acquisition.  In determining the “foreseeable future,” acknowledging remarks made in a speech by the SEC Staff on December 10, 2007 relating to the “Classification of Loan Receivables,” (“the 2007 SEC Staff speech”), the Company considers (1) the Company’s business strategy and current business plans, (2) the nature and type of the loan receivable, including its expected life, (3) the Company’s current financial condition and liquidity demands, (4) the current economic environment and market conditions, and (5) the Company’s past practices.

The Company does not believe there are bright line periods that define the “foreseeable future.”  With respect to the covered loans, the Company considered all facts and circumstances, including the following, in determining what constituted the “foreseeable future.”

(1)	The Company’s business strategy and current business plans

Management’s business strategy and plans at the date of acquisition were primarily focused on growing the portfolio of loans held for investment through both the origination of new loans and the purchase of loans to be held for investment, while effectively managing and servicing the covered loan portfolio.

The loan servicing function was significantly enhanced by the Company post acquisition, including investment in human and IT capital, because it was anticipated at acquisition that the majority of covered loans would be resolved through means other than sale consistent with the intent of managing the covered loans to a least loss resolution, as required by the FDIC.

The substantial majority of covered loans (97.5% of acquired UPB at day 1) cannot be offered for sale under the Loss Sharing Agreements during any 12-month period, including the 12-month period following the acquisition.  While the Company is not prohibited from selling an amount in excess of the annual allowable amount, any losses incurred by the Company in such a transaction, if undertaken without prior consent from the FDIC, would not be indemnified by the FDIC, creating a substantial disincentive for the Company to undertake such sales.  Business strategy at acquisition contemplated that not more than 2.5% of the covered

Securities and Exchange Commission
August 27, 2013

loans could be offered for sale during any 12 month period.  At acquisition, management had not identified any specific loans or groups of loans which would be held or offered for sale.  Management had not entered into any formal or informal commitments for sale of loans, and had no definitive time-table for execution of a sale.

(2)	The nature and type of the loan receivable, including its expected life

The covered portfolio primarily consisted of residential and commercial loans with evidence of credit deterioration since origination.  Expected lives and other loan characteristics varied.  The portfolio was acquired at a significant discount reflecting loss expectations at that time.  Protection afforded by the loss share arrangements significantly mitigated the risk that continued adverse market conditions or further credit deterioration could negatively influence the Company’s ability to hold assets or compel a decision to dispose.

(3)	The Company’s current financial condition and liquidity demands

The Company’s financial condition was strong, benefiting from a large capital infusion and the indemnification on losses for a substantial portion of the balance sheet.  Liquidity levels were high, with unencumbered liquid assets exceeding $2 billion at the acquisition date. Projected levels of future earnings and liquidity were substantial. Management was not compelled to sell loans to meet liquidity demands.

(4)	The current economic environment and market conditions, and

The economic environment and market conditions at the acquisition date, as well as the significant uncertainties with respect to when conditions might improve, were generally not conducive to identifying specific loans or even specific loan types for sale.

(5) The Company’s past practices.

The Company had no substantive operations prior to the recognition date.  As a result, the Company did not consider past practices relevant to its loan classification.

As discussed in Note 1 on page F-16 of the 10-K, loans not originated for sale in the secondary market and not otherwise acquired with the intent to sell are transferred into the held for sale classification when they are specifically identified

Securities and Exchange Commission
August 27, 2013

as being available for sale and a formal plan exists to sell them.  ACI loans accounted for in pools are removed from the pools when they are sold, in accordance with ASC 310-30-40-1. As discussed above, the covered loan portfolio was acquired with the ability and intent to hold for investment for the foreseeable future.  In fact, since acquisition, 83% of the UPB of covered loans that has been resolved has been resolved through means other than sale.  While it was management’s intent to hold the covered loans for investment, it was contemplated, dependent on then current facts and circumstances, that certain loans would be considered for liquidation via sale in the future consistent with the contractual limitations contained in the Loss Sharing Agreements.

Guidance provided in the OCC Bank Accounting Advisory Series, Topic 2E Questions 5 and 6, further supports the Company’s classification. The fact pattern in question 5 stipulates that a bank has identified certain loans in its portfolio that it may sell in the future, but there is no definitive sales plan or sale date. The fact pattern in question 6 stipulates that a bank is targeting obligors or industries for exposure reduction in general, without identifying a specific loan. The guidance provides that loans should not be accounted for as held for sale until the bank has made a decision to sell the loans and identified the specific loans it intends to sell.

The Company also considered the discussion of “unit of account” in the 2007 SEC Staff speech. This discussion indicated that the Staff has accepted both individual loan level and homogenous group level approaches to determination of the unit of account for classification purposes. The discussion cites an alternative, if management intends to sell only a portion of a population of similar loans but has not identified specific loans for sale, of classifying a percentage of the entire balance as held for investment and a percentage as held for sale.  Although the Company contemplated that some loans would likely be identified for sale in the future, the Company considered this alternative to be less preferable and less understandable to financial statement users given its facts and circumstances including, but not limited to:

•	economic and market conditions that made it difficult to identify, at acquisition, the characteristics of loans that might be offered for sale in the future,
•	the covered loan portfolio as a whole was not a homogenous group of loans lending itself readily to the application of this alternative, and
•
the complexities, both operationally and from the perspective of users of the financial statements, involved with applying ASC 310-30 to a percentage of the covered loan portfolio not consisting of specifically identified loans or

Securities and Exchange Commission
August 27, 2013

pools, such as stratifying the loans into homogeneous pools and maintaining the integrity of those pools.

The Company has fully disclosed and consistently applied its accounting policies with respect to the classification of loan receivables and the provisions of the Loss Sharing Agreements in an effort to provide transparency to users of its financial statements.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii)  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (212) 735-2573 if you have any questions or require any additional information.

Very truly yours,

/s/ Dwight S. Yoo

Dwight S. Yoo

cc:	Leslie Lunak, Chief Financial Officer, BankUnited, Inc.